Exhibit 3.2

Amendments to Bylaws

Sections 4 and 5 of Article IV of the Bylaws of People’s United Financial, Inc. have been amended, effective December 7, 2007, to read as follows:

SECTION 4. LEAD DIRECTOR. The Board shall at each annual meeting appoint from among its members a Lead Director, who shall be an independent director and who may also serve as Chairman or Vice Chairman of the Board. The Lead Director shall perform such duties as may be assigned to him or her from time to time by the Board. The Lead Director shall serve for a one year term or until his or her successor shall be elected and qualified.

SECTION 5. AGE LIMITATION OF DIRECTORS. With the exception of the Lead Director of the Board, a director shall retire from service as a director of the Corporation at the expiration of the term of office during which such Director has reached the age of seventy-two. The Director serving as Lead Director of the Board shall retire from service as a director of the Corporation at the expiration of the three year term of office during which such Director reaches the age of seventy-five.

A complete copy of the Bylaws, reflecting the foregoing amendments, will be filed as an exhibit to the Company’s Annual Report on Form 10-K for the year ending December 31, 2007.